Profit and Loss

Sun Bear Specialty Coffee Roasters
January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Channel Discount	
Shopify Discount	-165.12
Total for Channel Discount	**-$165.12**
Channel Sales	
Shopify Sales	5,801.35
Total for Channel Sales	**$5,801.35**
Channel Shipping Income	
Shopify Shipping Income	837.98
Total for Channel Shipping Income	**$837.98**
Refunds to customers	214.00
Sales	115,754.58
Sales of Product Income	67.38
Services	1,524.16
Wholesale Accounts	845.10
Total for Income	**$124,879.43**
Cost of Goods Sold	
Channel Adjustments	
Shopify Other Adjustments	-6.38
Total for Channel Adjustments	**-$6.38**
Channel Selling Fees	
Shopify Selling Fees	1,996.05
Total for Channel Selling Fees	**$1,996.05**
Cost of goods sold	$9,884.97
Supplies & materials	13,667.09
Total for Cost of goods sold	**$23,552.06**
Shipping	384.27
Total for Cost of Goods Sold	**$25,926.00**
Gross Profit	**$98,953.43**
Expenses	
Advertising & marketing	$4,013.03
Listing fees	-40.93
Social media	303.43
Total for Advertising & marketing	**$4,275.53**
Booth Rental	330.00
Building & property rent	19,750.00
Channel Subscription Fees	$103.00
Shopify Subscription Fees	65.13
Total for Channel Subscription Fees	**$168.13**
Commissions & fees	1,704.33

Profit and Loss

Sun Bear Specialty Coffee Roasters
January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Contract labor	1,631.91
General business expenses	$286.33
Bank fees & service charges	2,282.50
Memberships & subscriptions	338.08
Total for General business expenses	**$2,906.91**
Interest paid	$208.00
Credit card interest	160.00
Total for Interest paid	**$368.00**
Legal & accounting services	500.00
Meals	$498.23
Meals with clients	85.68
Travel meals	272.07
Total for Meals	**$855.98**
Office expenses	
Merchant account fees	207.11
Office supplies	53.48
Shipping & postage	223.32
Software & apps	940.57
Total for Office expenses	**$1,424.48**
PayPal Fees	3.00
Payroll expenses	$15,746.77
Wages	661.64
Total for Payroll expenses	**$16,408.41**
QuickBooks Payments Fees	2,080.01
Repairs & maintenance	27.52
Square Fees	1,038.03
Supplies	$5,120.33
Supplies & materials	64.84
Total for Supplies	**$5,185.17**
Taxes paid	$1,015.70
Payroll taxes	1,667.16
Total for Taxes paid	**$2,682.86**
Uncategorized Expense	172.90
Utilities	
Disposal & waste fees	4.25
Internet & TV services	231.60
Phone service	158.33
Total for Utilities	**$394.18**
Total for Expenses	**$61,907.35**
Net Operating Income	**$37,046.08**

Profit and Loss

Sun Bear Specialty Coffee Roasters

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Other Income	
Other income	2,323.34
Total for Other Income	**$2,323.34**
Other Expenses	
Cell Phone (50%)	51.21
Vehicle expenses	$697.97
Parking & tolls	39.99
Vehicle gas & fuel	162.03
Vehicle insurance	104.50
Total for Vehicle expenses	**$1,004.49**
Total for Other Expenses	**$1,055.70**
Net Other Income	**$1,267.64**
Net Income	**$38,313.72**

Balance Sheet

Sun Bear Specialty Coffee Roasters
As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Bank Deposit	0.00
BUS COMPLETE CHK (5420) - 1	17.25
Cash	0.00
Cash Deposit	-203.00
Chase 1550 Savings	-1,094.83
Chase Account	0.00
Chase Bank	33,935.51
Markets	1,045.28
PayPal Bank	-225.65
PayPal deposit account	-1,432.62
Roastery Expense	16,011.92
Tax Preparation	375.00
Transfer	-11,481.89
Total for Bank Accounts	**$36,946.97**
Accounts Receivable	
Accounts Receivable (A/R)	640.00
Total for Accounts Receivable	**$640.00**
Other Current Assets	
Channel Clearing Account	
Shopify sun-bear-specialty-coffee-roasters.myshopify.com Clearing Account	0.00
Shopify sun-bear-specialty-coffee-roasters.myshopify.com Other Payment Gateway Clearing Account	73.30
Total for Channel Clearing Account	**$73.30**
Inventory	0.00
Payments to deposit	1,432.62
Uncategorized Asset	0.00
Total for Other Current Assets	**$1,505.92**
Total for Current Assets	**$39,092.89**
Fixed Assets	
Accumulated Depreciation	-7,560.00
Coffee Roaster	4,193.00
Espresso Maker	2,000.00
Grinder	1,000.00
Roaster	1,000.00
Tools, machinery, and equipment	99.00
Turin DF54 Single Dose Flat Burr Grinder	229.00
Total for Fixed Assets	**$961.00**
Total for Assets	**$40,053.89**

Balance Sheet

Sun Bear Specialty Coffee Roasters
As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Channel Sales Tax Payable	
Shopify Sales Tax	126.70
Total for Channel Sales Tax Payable	**$126.70**
Florida Department of Revenue Payable	0.00
NetCredit LoC x2162	813.24
Short-term business loans	73.60
Total for Other Current Liabilities	**$1,013.54**
Total for Current Liabilities	**$1,013.54**
Total for Liabilities	**$1,013.54**
Equity	
Owner draws	18,762.63
Owner investments	8,850.53
Personal expenses	-$342.57
Federal taxes	-420.06
Total for Personal expenses	**-$762.63**
Retained Earnings	-26,123.90
Net Income	38,313.72
Total for Equity	**$39,040.35**
Total for Liabilities and Equity	**$40,053.89**

Statement of Cash Flows

Sun Bear Specialty Coffee Roasters

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	38,313.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-640.00
Channel Clearing Account:Shopify sun-bear-specialty-coffee-roasters.myshopify.com Clearing Account	67.32
Channel Clearing Account:Shopify sun-bear-specialty-coffee-roasters.myshopify.com Other Payment Gateway Clearing Account	-73.30
Channel Sales Tax Payable:Shopify Sales Tax	124.22
Florida Department of Revenue Payable	0.00
NetCredit LoC x2162	-2,098.90
Short-term business loans	73.60
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$2,547.06**
Net cash provided by operating activities	**$35,766.66**
INVESTING ACTIVITIES	
Coffee Roaster	807.00
Tools, machinery, and equipment	-99.00
Net cash provided by investing activities	**$708.00**
FINANCING ACTIVITIES	
Owner draws	-266.08
Owner investments	1,550.00
Personal expenses	-342.57
Personal expenses:Federal taxes	-420.06
Net cash provided by financing activities	**$521.29**
NET CASH INCREASE FOR PERIOD	**$36,995.95**
Cash at beginning of period	**$1,383.64**
CASH AT END OF PERIOD	**$38,379.59**